AB 8/10

SECUR 06009684 SION

SEC MAIL PROCESSING RECEIVED [redacted] WASH, D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2005 (MM/DD/YY) AND ENDING MARCH 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIAN M. PREW & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63FRONT STREET
(No. and Street)

BINGHAMTON	NEW YORK	13905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN M. PREW (607) 723-5261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALVATORE R. PERETORE, CPA
(Name – *if individual, state last, first, middle name*)

111 GRANT AVE, SUITE 101,	ENDICOTT,	NEW YORK	13760
(Address)	(City)	(State)	(Zip Code)

PROCESSED AUG 21 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 22 2006 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB

OATH OR AFFIRMATION

I, BRIAN M. PREW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIAN M. PREW & ASSOCIATES, INC., as of MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Gerardine F. Tassey
Reg. No. 5006226
Notary Public, State of New York
Qualified in Tioga County
My Commission Expires Dec. 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

To The Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, NY 13905

In planning and performing our audit of the financial statements of Brian M. Prew & Associates, Inc. for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance of the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brian M. Prew & Associates, Inc. in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements of prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17-a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Salvatore R. Peretore
Certified Public Accountant
May 5, 2006

BRIAN M. PREW & ASSOCIATES, INC.

BINGHAMTON, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

BRIAN M. PREW & ASSOCIATES, INC.

MARCH 31, 2006

TABLE OF CONTENTS

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

May 5, 2006

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, NY 13905

We have audited the accompanying statement of financial condition of Brian M. Prew & Associates, Inc. as of March 31, 2006 and 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brian M. Prew & Associates, Inc. as of March 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

ASSETS	2006	2005
Current Assets		
Cash	$13,543	$41,295
Cash - Segregated Under Regulations	2,521	2,517
Accounts Receivable	84,659	106,200
Prepaid Pension	0	1,000
Marketable Securities - Investments at Market	533,582	528,502
Notes Receivable - Officer	23,231	23,231
Total Current Assets	657,536	702,745
Property and Equipment		
Property and Equipment	94,883	94,883
Less: Accumulated Depreciation	94,350	89,225
Net Property and Equipment	533	5,658
Other Assets	8,881	7,352
Total Assets	$ 666,950	$ 715,755

LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2005
Current Liabilities		
Accounts Payable	$ 16,129	$ 27,874
Income Taxes Payable	6,195	11,698
Note Payable	0	35,000
Deferred Taxes Payable	4,844	6,630
Total Liabilities	27,168	81,202
Stockholders' Equity		
Common Stock - No Par, 200 Shares Authorized and 100 Issued and Outstanding	1,500	1,500
Retained Earnings	638,282	633,053
Total Liabilities and Stockholders' Equity	$ 666,950	$ 715,755

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

REVENUES		2006		2005
Revenue				
Commissions	$	586,070	$	728,847
Fees		219,679		175,943
Dividend		10,070		5,374
Short term capital gain		12,678		17,864
Interest Income		7,556		2,158
Total Revenue	$	836,053	$	930,186
EXPENSES				
Expenses				
Stockholder Compensation and Benefits	$	616,000	$	661,000
Employee Compensation and Benefits		43,456		40,046
Regulatory Fees and Benefits		3,031		3,295
Other Expenses		172,472		164,063
Total Expenses		834,959		868,404
Income Before Income Taxes		1,094		61,782
Provision for Income Taxes		0		11,698
Net Income	$	1,094	$	50,084

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2004	$ 1,500	$ 582,970	$ 584,470
Net Income	0	50,084	50,084
Dividends	0	0	0
Balance, March 31, 2005	1,500	633,053	634,553
Net Income	0	1,094	1,094
Unrealized Gain (Loss)	0	4,135	4,135
Balance, March 31, 2006	$ 1,500	$ 638,282	$ 639,782

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

Subordinated Liabilities at April 1, 2004	$	0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2005		0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2006	$	-

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	2006	2005
Cash Flows from Operating Activities		
Net Income Before Taxes	$ 1,094	$ 63,089
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For)		
Depreciation	344	3,752
Changes in Operating Assets and Liabilities		
Marketable Securities	(5,080)	(65,793)
Prepaid Pension	1,000	0
Other Assets	(1,529)	(1,456)
Accounts Payable	(11,747)	(86,927)
Notes Payable	(35,000)	35,000
Accrued Expenses	(7,289)	11,447
Accounts Receivable	21,541	(59,058)
Net Cash Provided By (Used For) Operating Activities	(36,666)	(99,946)
Cash Flows From Investing activities		
Unrealized Gain/(loss)	8,918	(13,005)
Purchase of Fixed Assets	0	0
Net Cash Used for Investing Activities	8,918	(13,005)
Net Increase (Decrease) in Cash	(27,748)	(112,951)
Cash - Beginning	43,812	156,763
Cash - Ending	$ 16,064	$ 43,812
Supplemental Cash Flow Disclosure:		
Cash Paid For:		
Taxes	$ -	$ 11,698
Interest	$ -	$ -

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Brian M. Prew & Associates, Inc. (the Company) is a regional securities broker/dealer (Series 26) registered with the Securities and Exchange Commission operating in the Greater Broome County area of Southern New York. The Company's principal operations are limited to the brokerage of mutual funds, variable annuities and insurance products.

Accounting Basis

The financial statements are prepared on an accrual basis of accounting in accordance with generally accepted accounting principles. The tax return is prepared on a cash basis of accounting in accordance with internal revenue service regulations.

Securities Transactions

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of such statements and revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

For purposes for the statement of cash flows, the company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Income is recognized, when service is provided, on the accrual basis of accounting for financial purposes.

Advertising – The company expenses advertising charges as incurred.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities-Investment

The Company's Investment account (Mutual Fund) is valued at market value for financial statement and tax reporting purposes. Income is included as dividend income, therefore no unrealized gain or loss is recognized.

Property, Equipment, and Depreciation

Property, plant and equipment are reported at cost, less accumulated depreciation computed using the straight-line method for both financial and income tax purposes. Assets are depreciated over their estimated useful lives, in accordance with generally accepted accounting principles. Upon sales or retirement of the above assets the cost and related accumulated depreciation and amortization are eliminated for the accounts and the resulting gain or loss, if any, is reported in the statement of revenues and expenses

Income Taxes

Income tax expenses are calculated based on rates in effect at the fiscal year end.

NOTE 2 – CASH SEGREGATED UNDER REGULATIONS

Cash of $2,521 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission as of March 31, 2006.

NOTE 3 – PROPERTY AND EQUIPMENT

A schedule of property and equipment is as follows:

	2006	2005
Vehicle	$ 21,747	$ 21,747
Equipment & Furnishings	72.399	72,399
Leasehold Improvements	737	737
Total Property and Equipment	94,883	94,883
Less: Accumulated Depreciation	94,350	89,225
Net Property and Equipment	$ 533	$ 5,658
Depreciation Expense	$ 344	$ 3,752

NOTE 4 – NOTES RECEIVABLE – STOCKHOLDER

The Company advanced monies to the sole stockholder, Brian M. Prew on a non-interest bearing, demand basis, totaling $23,231 and $ 23,231as of March 31, 2006 and 2005, respectively. The accrued interest receivable as of March 31, 2006 and March 31, 2005 is $0 and $ 7,352, respectively and is included in other assets.

NOTE 5 – EMPLOYEE BENEFITS

Employee Benefits expense consists principally of payroll taxes, pension costs, health care benefits, and life insurance costs.

Pension Plan

The Company maintains a S.E.P. retirement plan covering substantially all employees who exceed one thousand (1000) work hours annually and who meet the minimum eligibility requirements of one year of service and at least 21 years of age. Vesting is based on one year of service at the rate of 20 percent after two years of service and 20 percent per year of services thereafter. The Company contributes up to 15% of employees base salary. The employee may make contributions equal to an additional fifteen percent (15%). The plan is an individual retirement annuity with no unfunded liability. Total Company contributions amounted to $41,000 and $41,000 for the fiscal year ending March 31, 2006 and 2005, respectively.

Health Care

Health insurance is available for full-time employees after ninety (90) days of employment with the Chamber. An amount equivalent to ninety percent (90%) of individual coverage will be paid by the Chamber and can be used to purchase individual or family coverage.

NOTE 6 – COMMITMENT TO RELATED PARTY TRANSACTIONS

The Company leases office space at 63 Front Street, Binghamton, New York from Brian M. Prew, principal stockholder. Currently, the lease provides for payments of $24,000 per year triple net and will be renewed annually. Rent expense was $ 24,000 for the year ending March 31, 2006.

NOTE 7 – OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various mutual fund transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell mutual funds at prevailing market prices to fulfill the customer's obligations.

The company does not engage in proprietary trading of volatile securities such as short options and futures as it is licensed solely to sell mutual funds.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which are generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of these contracts in which case the Company may have to purchase or sell mutual funds at prevailing market prices. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Brian M. Prew & Associates, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On March 31, 2006 Brian M. Prew & Associates, Inc's aggregate indebtedness and net capital were $34,457 and $81,202 respectively, a ratio of 0.056 to 1. The Company's required capital for this date was $25,000. A copy of our most recent annual report form X-17a-5 is available for examination and copying at the principal office of the firm in Binghamton, New York as well as the offices of the Securities and Exchange Commission in New York, N.Y.

NOTE 9 – INCOME TAXES

A summary of the Company's tax provision is as follows:

	2006	2005
Federal Tax:		
Current	$ 4,175	$ 7,752
Deferred	3,159	4,330
Total Federal Tax	7,334	12,082
State Tax:		
Current	2,020	3,946
Deferred	1,684	2,300
Total State Tax	3,704	6,246
TOTAL TAXES	$ 11,038	$ 18,328

See accountants' report and accompanying notes to financial statements.

NOTE 9 – INCOME TAXES (Continued)

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In the opinion of companies' management any deferred tax asset or deferred tax liability resulting from timing differences is immaterial and therefore is not recorded in the financial statements.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of net operating losses from prior years.

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

May 5, 2006

To the Board of Directors
Brian M. Prew & Associates, Inc.
Binghamton, New York

We have audited the accompanying financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2006 and 2005, and have issued our report thereon dated May 5, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com
(607) 785-4070
FAX (607) 785-4720

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2006

Net Capital Computation		
Total Stockholder's Equity	$ 639,782	
Total Stockholder's Equity Qualified for Net Capital		$ 639,782
Total Capital and Allowable Subordinated Liabilities, Deductions and/or charges:		639,782
Nonallowable Assets		
Advances Receivable	32,112	
Property and Equipment-net	533	
Total Deductions and/or charges		32,645
Net Capital Before Haircuts on Securities Positions		607,137
Exempted Securities		0
Net Capital		607,137
Computation of Aggregate Indebtedness:		
Items Included in the Statement of Financial Condition		
Accounts Payable	16,129	
Accrued Expenses/Short Term Debt	11,039	
Total Aggregate Indebtedness		27,168
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	5,416	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 25,000	
Excess Net Capital		$ 554,969
Excess Net Capital at 1000 Percent		$ 603,197
Ratio: Aggregate Indebtedness to Net Capital		0.045

See accountants' report and accompanying notes to financial statemetns.

SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
FOR THE YEAR ENDED MARCH 31, 2006

	Audited	Unaudited	Increase (Decrease)
Accounts Receivable	84,659	0	84,659
A/D - Office Equipment	93,669	89,867	3,802
A/D - Leasehold Improvements	680	719	(39)
Accounts Payable	16,129	18,982	(2,853)
Deferred & Income Taxes Payable	11,038	18,328	(7,290)
Interest Income - Officer Note	1,529	0	1,529
Depreciation Expense	344	28	316

The above adjustments were made for the following reasons:

Accounts Receivable	To record commission earned in March, 2006 received in April, 2006
Accumulated Depreciation	To adjust client books to depreciation schedule
Accounts Payable	To record March, 2006 payables paid in April, 2006
Deferred Taxes Payable	To record the cash tax basis versus accrued financial basis
Interest Income	To record accrued interest on Officer Note Receivable
Depreciation Expense	To adjust client books to depreciation schedule

No other material differences exist pursuant to Rule 17a-5(d) (4) in relation to Rule 15c3-1

See accountants' report and accompanying notes to financial statements.

SCHEDULE III

EXEMPTIVE PROVISION UNDER RULE 15c3-3

MARCH 31, 2006

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k) (1) – Limited business (mutual funds)	______
B.	(k) (2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C.	(k) (2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____________________	______
D.	(k) (3) – Exempted by order of the Commission	______

See accountants' report and accompanying notes to financial statements.

SCHEDULE IV

REPORT ON ANY MATERIAL INADEQUACIES

MARCH 31, 2006

No material inadequacies existed or were found to have existed since the date of the previous audit at March 31, 2006.

See accountants' report and accompanying notes to financial statements.

SUPPLEMENTAL SCHEDULES

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL POSITION
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

OTHER EXPENSES	2006	2005
Postage and Delivery	$ 4,397	$ 3,023
Rent	24,000	18,000
Corporate Insurance	1,449	1,984
Supplies & Office Supplies	12,575	4,842
Phone & Utilities	12,840	13,843
Auto Expense	8,902	7,990
Equipment & Maintenance	232	-
Dues & Publications	2,443	4,051
Travel, Entertainment & Reimbursements	233	415
Payroll Taxes	14,207	13,821
Advertising	1,022	13,845
Contributions	150	375
Real Property Taxes	6,409	6,092
Bank Fees	83	452
Computer/Supplies	9,719	5,196
Depreciation	344	3,752
Legal & Accounting fees	25,320	18,178
Medical Reimbursement Plan	30,176	26,612
Adjustment to Commissions	7,875	9,760
Repair & Maintenance	4,864	8,297
Sales Promotion	657	549
Continuing Education	2,179	1,648
Temporary Help	639	650
Miscellaneous	1,757	688
Total	$ 172,472	$ 164,063

See Accountant's report and accompanying notes to financial statements.